Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Claude Resources Announces First Quarter Results

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, May 8 /CNW/ - Claude Resources Inc. (TSX-CRJ; AMEX-CGR) is a
gold exploration and mining company based in Saskatoon, Saskatchewan. The
Company's entire asset base is located in Canada. Its major exploration property, the Madsen project, is located at Red Lake, Ontario, Canada. The
100% owned Seabee mine is located in northern Saskatchewan. The Company also owns producing oil and natural gas assets.
     During the first quarter, Claude Resources Inc. continued to focus on the development of its two main assets, the Madsen exploration project and the
Seabee gold mine.
     At the Madsen project, surface exploration and shaft dewatering continued
on schedule. Recently, the Company issued four media releases (see website
www.clauderesources.com) with encouraging results from the surface drilling program along the mafic/ultramafic trend, demonstrating the potential for the development of meaningful resources near surface on the Madsen project.
     Claude expects to be dewatered to the 16th level in the Madsen mine in the first quarter of 2009. Access to this level should enable the Company to establish a drill platform underground to test potential high-grade targets at depth.
     At the Seabee mine, the Company continued to upgrade its mineral resources. Reported ounces were increased significantly at the Santoy 8 satellite project (see media release dated April 21, 2008: "Claude Resources
Reports Indicated Resource of 727,500 Tonnes at 8.98 g/t at Santoy 8"). In
addition, Claude continued significant upgrades to mining equipment and infrastructure in order to facilitate increased production while containing cash operating costs.
     Gold production for full year 2008 is expected to be between 48,000 and
52,000 ounces compared to 44,323 ounces in 2007.

     <<
     Financial Highlights
     -------------------------------------------------------------------------
                                                           Three      Three
                                                           Months     Months
                                                           Ended      Ended
                                                           March      March
                                                          31, 2008   31, 2007
     -------------------------------------------------------------------------
     Revenue ($ millions)                                     10.4        7.9
     -------------------------------------------------------------------------
     Net earnings (loss) ($ millions)                          0.4      (0.04)
     -------------------------------------------------------------------------
     Earnings (loss) per share ($)                            0.00       0.00
     -------------------------------------------------------------------------
     Average realized gold price
      (CDN $/ounce/US $/ounce)                             921/918    765/653
     -------------------------------------------------------------------------
     Total cash operating costs
      (CDN $/ounce/ US $/ounce)                            729/725    631/539
     -------------------------------------------------------------------------
     Working capital ($ millions)                              6.0       (1.5)
     -------------------------------------------------------------------------
     >>

     MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion is a review of the financial position of Claude
Resources Inc. ("Claude" or the "Company") as at March 31, 2008 compared to
December 31, 2007, and the results of operations for the three months ended
March 31, 2008 compared with the corresponding period of 2007. This discussion is the responsibility of Management and the information within this
Management's Discussion and Analysis is current to May 8, 2008 (except as otherwise noted). The Board of Directors reviewed and approved the disclosure presented herein through the Audit Committee. This discussion should be read in conjunction with the Company's 2007 annual Management's Discussion and
Analysis and 2007 annual audited consolidated financial statements and notes to those statements. All amounts are expressed in millions of Canadian dollars, except where otherwise indicated.

     EXPLORATION

     Claude's 100% owned Madsen gold project comprises approximately 4,000 hectares (10,000 acres) and four former producing mines. The Madsen mine produced in excess of 2.6 million ounces over a 40 year history and is the third largest gold producer in the Red Lake camp. The 2008 exploration program will focus on testing seven regional and or conceptual targets and three advanced exploration targets.
     Compilation and modelling of final drill results from the 2007 drill program at Santoy 8 continued through the first quarter, with a revised resource estimate planned during the second quarter.

     Madsen Project

     During the first quarter, the Company continued aggressive exploration on the Madsen property, discovering high-grade vein systems associated with the mafic-ultramafic trend within the Starratt Olsen and Fork Zone target areas. A
Phase One drill program was also completed on the polymetallic (Au-Mo-W-Cu)
target in the northwest portion of the property. Two surface drill rigs were active on the property and are planned to continue through 2008. In preparation for underground drilling, shaft dewatering continued as planned, reaching the 9th level in March.
     One of the high priority target areas outlined from previous drilling on the Madsen property is the Fork Zone. Historic drilling by Madsen Gold Corp and Placer Dome highlighted the potential of this area to host both replacement style and high grade, vein-hosted mineralization associated with the hangingwall contact of the ultramafic trend. Results released to date have defined the mineralized structure over a strike length of 340 meters and it remains open along strike to the north, to the south and down plunge. Hole
RUM-08-48 was a 50 meter step-out on previous drilling and intercepted 17.32 grams per tonne (g/t) of gold over 10.33 meters including 30.80 g/t over 3.63 meters (see Media Release dated April 16, 2008: "Claude Resources Reports
Drill Results of 17.32 g/t Au over 10.33 meters"). This is the highest grade over length intercept returned to date from the Placer Dome and Claude
Resources drilling and emphasizes the potential for near-surface, high grade discoveries. The Company is actively testing the Fork Zone target, with one drill rig dedicated to this area.
     The Starratt Olsen mine is located approximately 2.2 kilometers south of the Madsen mine and operated from 1948 through 1956, producing approximately
164,000 ounces of gold at 0.18 ounces per ton. Compilation of historic results and geologic modeling revealed the potential for high-grade mineralization associated with the mafic-ultramafic trend in the footwall of the Starratt
Olsen mine. During the first quarter, 12 holes were completed, testing the prospective structures along 1,000 meters of strike. Hole ST-08-03 discovered high grade, shear-hosted vein systems associated with the footwall contact of the ultramafic trend, returning 185.62 g/t over 0.41 meters and 26.85 g/t over
0.58 meters (see Media Release dated April 8, 2008: "Claude Drills 185.62 g/t
Gold over 0.41 m"). Results from the remainder of the holes are currently being received and interpreted. One drill rig is currently active on the
Starratt Olsen footwall target.
     Historic drilling at the Polymetallic target completed by Placer Dome during 2002 and 2003 returned elevated values of tungsten, molybdenum, copper and gold. Twenty significant gold intercepts in five drill holes returned from
1.0 to 26.5 g/t gold. Results also include 56 samples containing copper values ranging from 0.1% to greater than 2%; 66 samples with molybdenum values ranging from 0.03% to 2%; and 24 samples with greater than 0.05% tungsten. To date, Claude has completed five holes testing an area of 1,200 by 500 meters.
The drilling intercepted brecciated, veined and chlorite-epidote altered basalt in the contacts of a feldspar porphyry sill complex. Mineralization consists of disseminated and vein-hosted molybenite, chalcopyrite, scheelite, pyrrhotite over widths in excess of 100 meters. Assay results are pending.
Drilling in the polymetallic area was halted due to spring break-up and access constraints; further drilling, pending results, will be completed in late
2008.
     During the first quarter, planning for underground drilling was on-going.
Zone 8 was discovered and mined between 1969 to 1974 on the 22nd to 27th levels. It is hosted within a complexly folded package of mafic-ultramafic units 250 meters in the footwall of the Austin and McVeigh horizons. The zone was characterized by high-grade, visible gold-bearing, quartz vein systems developed along the mafic-ultramafic contact. The target structure was tested over a strike length of approximately 90 meters and remains open along strike, up-dip and down-dip.
     The re-commissioning work of the Company's 5 compartment 1,220 meters headframe-hoist-shaft continued during 2007. At the end of April 2008, the water level was drawn down to approximately 18 meters below 900 Level. The plan is to establish an underground exploration platform on the 16th level to target the historical high grade 8 Zone.
     A major program of data compilation is also on-going at Madsen. A large portion of the historic drilling data, particularly those associated with the lower levels of the mine, were not available digitally. These logs, together with historic level geology plans and sections are being captured and integrated within the Company's geologic database. This will guide near-mine, underground exploration. SRK Consulting of Toronto has been contracted to integrate this data and to produce a NI 43-101 compliant resource estimate and supporting technical report that should be completed late in the third quarter.

     Seabee Property

     Exploration in the Seabee region during the first quarter was focused on the interpretation and modeling of the Santoy 8 and 8E deposits. These deposits are located approximately 14 kilometers east of the Seabee mine and accessed via an all-weather road. During 2007, 147 drill holes totalling
31,670 meters were completed providing 25-meter infill data to a depth of 250 meters as well as testing strike and plunge extensions. As a result, an updated mineral resource estimate containing 727,500 tonnes at 8.98 g/t of indicated resource and 391,500 tonnes at 8.08 g/t of inferred resource at a
3.0 g/t cut-off was outlined (see Media Release dated April 21, 2008 Media
Release: "Claude Resources Reports Indicated Resource of 727,500 Tonnes at
8.98 g/t at Santoy 8"). This represents a significant upgrade in the size and grade of the deposits.
     Claude is currently in the process of producing an updated NI 43-101 compliant resource calculation and conducting environmental studies in preparation for bulk sample mining of Santoy 8 in 2009.

     Quality Assurance and Quality Control Procedures

     Rigorous quality assurance and quality control practices have been implemented on all Company core drill programs including blank, reference and duplicate samples with each batch of assays. Samples are analyzed by a 30 gram fire assay with a combination of atomic absorption, gravimetric and or screen metallic finish at an independent ISO approved facility. Intercepts are reported as drilled widths and range from 65 to 90% of true width. Composite intervals were calculated using a 3.0 g/t cut-off and may include internal dilution.
     All exploration programs are carried out under the direction of Qualified
Person Brian Skanderbeg, P.Geo., Vice President Exploration for Claude
Resources.

     Gold

     For the quarter ended March 31, 2008, Claude milled 51,110 tonnes at a grade of 5.37 grams per tonne with recoveries of 95.4%. Sales volume was 8,819 ounces of gold - produced ounces were 8,423. Production output was limited due to lower grade stopes being mined, stope availability, equipment availability, and the geological complexity of the Santoy 7 deposit. First quarter production was consistent with targets as the Company expects that 40% of production will take place in the first half of 2008 with 60% occurring in the second half.

     <<
     Seabee Q1 Operating Results

     -------------------------------------------------------------------------
                                                  Three Months Ended March 31
     -------------------------------------------------------------------------
                                                          2008       2007
     -------------------------------------------------------------------------
     Tonnes milled                                       51,110     47,008(1)
     -------------------------------------------------------------------------
     Grade processed (Au grams per tonne)                  5.37       5.13(1)
     -------------------------------------------------------------------------
     Recovery (%)                                         95.4%      94.1%(1)
     -------------------------------------------------------------------------
     Gold sales volume (ounces)                           8,819      7,488
     -------------------------------------------------------------------------
     Gold production volume (ounces)                      8,423      7,297(1)
     -------------------------------------------------------------------------
     Mine Operating Costs (CDN millions)                   $6.4       $4.7
     -------------------------------------------------------------------------
     Cash Operating Costs (CDN $/ounce/US $/ounce)     $729/725   $631/539
     -------------------------------------------------------------------------
     (1) Includes operating results from Santoy 7 bulk sample.

     >>

     Total mine operating costs increased 36% to $6.4 million from $4.7 million last year. This result was due to increases in labour and material costs within a very competitive market place for labour. Unit operating costs were higher and are attributed mostly to higher operating costs. During the quarter, Seabee mine initiated its winter re-supply over its winter road. Of particular note is the addition of capital equipment and infrastructure, including underground trucks, scoops, scissor lift, fuel efficient Gensets, surface articulating truck, dozer, Knelson concentrator, diesel and propane tanks and portable refuge stations to address capacity constraints, operating efficiency issues and health and safety regulatory requirements.
     The underground drill program in 2007 resulted in proven and probable reserves at the Seabee mine totalling 934,098 tonnes, grading 6.69 grams per tonne or 201,039 ounces. With the development of Santoy 7 on three separate horizons, the reserves at year end were 114,332 tonnes at 6.74 grams per tonne or 24,766 ounces. Compared to December 31, 2006, this represents a 51%
increase in reserve tonnage and 54% increase in reserve ounces. The Company's mineral resources at its Seabee mining area included measured and indicated
mineral resources of 59,800 ounces while the inferred mineral resources totalled 491,344 ounces. The decrease in mineral resources was a result of the conversion of certain resources to the reserve category at Seabee and Santoy
7.
     Subsequent to the balance sheet date, the Company updated its mineral resource estimate on its Santoy 8 property which outlined 727,500 tonnes at
8.98 g/t of indicated resource and 391,500 tonnes at 8.08 g/t of inferred resource (see Media Release dated April 21, 2008: "Claude Resources Reports
Indicated Resource of 727,500 Tonnes at 8.98 g/t at Santoy 8"). The increase in the Company's mineral resources and mineral reserves has laid the foundation for long term sustainable growth.

     <<
     -------------------------------------------------------------------------
                   Claude Resources Inc. - Mineral Reserves
     -------------------------------------------------------------------------
                         Proven and Probable Reserves
     -------------------------------------------------------------------------
                             December 31, 2007           December 31, 2006
                     ---------------------------------------------------------
                                   Grade                       Grade
     Projects           Tonnes     (g/t)    Ozs      Tonnes    (g/t)     Ozs
     -------------------------------------------------------------------------
     Seabee             934,098     6.69  201,039    692,500    6.59  146,638
     -------------------------------------------------------------------------
     Santoy 7           114,322     6.74   24,766          -    0.00        -
     -------------------------------------------------------------------------
       Totals         1,048,420     6.70  225,805    692,500    6.59  146,638
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                 Measured and Indicated Mineral Resources
     -------------------------------------------------------------------------
     Projects                    April 30, 2008        December 31, 2007
     -------------------------------------------------------------------------
     Santoy 7                    -      -        -          -      -        -
     -------------------------------------------------------------------------
     Santoy 8              727,500   8.98  210,000          -      -        -
     -------------------------------------------------------------------------
     Porky Main            160,000   7.50   38,600    160,000   7.50        0
     -------------------------------------------------------------------------
     Porky West             90,000   7.33   21,200     90,000   7.33        0
     -------------------------------------------------------------------------
       Totals              977,500   8.59  269,800    250,000   7.44        0
     -------------------------------------------------------------------------

     -----------------------------------------------
                            Measured and Indicated
                              Mineral Resources
     -----------------------------------------------
     Projects                 December 31, 2006
     -----------------------------------------------
     Santoy 7              190,000   8.42   51,400
     -----------------------------------------------
     Santoy 8                    -      -        -
     -----------------------------------------------
     Porky Main            160,000   7.50   38,600
     -----------------------------------------------
     Porky West             90,000   7.33   21,200
     -----------------------------------------------
       Totals              440,000   7.86  111,200
     -----------------------------------------------

     -------------------------------------------------------------------------
                                          Inferred Mineral Resources
     -------------------------------------------------------------------------
     Projects                   April 30, 2008         December 31, 2007
     -------------------------------------------------------------------------
     Seabee              1,020,000   8.09  265,244  1,020,000   8.09  265,244
     -------------------------------------------------------------------------
     Santoy 7               10,000  10.00    3,200     10,000  10.00    3,200
     -------------------------------------------------------------------------
     Santoy 8              391,500   8.08  102,000    910,000   6.10  178,500
     -------------------------------------------------------------------------
     Porky Main             70,000  10.43   23,500     70,000  10.43        0
     -------------------------------------------------------------------------
     Porky West            130,000   5.00   20,900    130,000   5.00        0
     -------------------------------------------------------------------------
       Totals            1,621,500   7.95  414,844  2,140,000   7.14  446,944
     -------------------------------------------------------------------------

     -----------------------------------------------
                         Inferred Mineral Resources
     -----------------------------------------------
     Projects                 December 31, 2006
     -----------------------------------------------
     Seabee              1,293,300   8.96  372,600
     -----------------------------------------------
     Santoy 7               10,000  10.00    3,200
     -----------------------------------------------
     Santoy 8              910,000   6.10  178,500
     -----------------------------------------------
     Porky Main             70,000  10.43   23,500
     -----------------------------------------------
     Porky West            130,000   5.00   20,900
     -----------------------------------------------
       Totals            2,413,300   7.72  598,700
     -----------------------------------------------
     >>

     Health, Safety and Environment

     Management continues to focus on strengthening its operational team in order to bring about improvements in our health, safety and environmental programs. As such, the Company is continuously reviewing aspects of its operations with the assistance of professional consultants and has strengthened its internal training programs by adding resources to the
Training, Safety and Environmental Departments.

     Oil & Natural Gas

     Claude produces crude oil, natural gas and natural gas liquids (ngls)
from properties in Alberta and Saskatchewan.
     The Company has various non-operating working interests in oil, ngls and natural gas properties in Alberta. These Alberta properties provide 91% of the total production for oil and ngls and 100% of the production of natural gas.
The Nipisi Unit is a 166 well unitized oil field operated by Canadian Natural
Resources Ltd. The Edson Gas Unit has 52 producing gas wells and an associated gas plant, all operated by Talisman Energy. In addition to these properties, the Company has interests in producing oil and gas wells at a number of other
Alberta locations.
     In Saskatchewan, the Company has a 75% working interest in six producing vertical oil wells along with a 33.75% interest in four producing horizontal wells.
     Oil, ngls and natural gas operations continue to positively impact cash flow from operations before net change in non-cash working capital items.
Higher realized petroleum and natural gas prices offset by normal production declines have resulted in an increase in contributed cash flows (Q12008 - $0.2 million; Q12007 - $0.1 million).

     RESULTS OF OPERATIONS

     The Company reports its results of operations based on Canadian Generally
Accepted Accounting Principles ("GAAP"). The Company reports the results of its operations in two reportable industry segments: (1) gold mining and exploration and (2) oil, ngls and natural gas production. A reconciliation of reported net sales is included in Note 9 to the unaudited financial statements.

     FINANCIAL

     For the three months ended March 31, 2008, the Company recorded net earnings of $0.4 million, or $0.00 per share, after a $2.2 million non-cash recovery related to income tax benefits arising from the issue of flow-through shares. This compares to a net loss of $0.04 million, or $0.00 per share, after a $1.7 million non-cash recovery related to income tax benefits arising from the issuance of flow-through shares for the comparable period in 2007.

     Revenue

     Total revenue generated for the quarter was $10.4 million, a 32% increase over the $7.9 million reported for the same period in 2007. The Seabee mine contributed $8.1 million to revenue during the first quarter of this year compared to $5.7 million reported for the same period in 2007. This increase was due to slightly higher gold sales volume (Q1 2008 - 8,800 ounces; Q1 2007
- 7,500 ounces) and much improved Canadian dollar gold prices realized: Q1
2008 - $921 (US $918); Q1 2007 - $765 (US $653). The 41% increase in the US dollar price of gold was partially offset by the appreciating Canadian versus
US dollar exchange rate.
     Gross oil, ngls and natural gas revenue for the three months ending March
31, 2008 was $2.3 million, a 5% increase from the $2.2 million reported for the same period in 2007.
     First quarter oil and ngls sales volume for the quarter ending March 31,
2008 was 15,500 barrels, 3% lower than the 15,900 barrels sold during the same period in 2007. The average realized price per barrel of oil and ngls in
Canadian dollars was $88.16 (US $87.80), an increase of 37% over the averaged realized price of $64.16 (US $54.76) for the comparable period in 2007.
     As a result of normal production declines, natural gas sales volume decreased 19% to 123 MMCF for the first three months of 2008 from 151 MMCF during the first three months of 2007. The average realized price in Canadian dollars decreased to CDN $7.21 (US $7.18) from CDN $7.44 (US $6.35) during the first three months of 2007.

     Expenditures

     For the three months ended March 31, 2008, total mine operating costs increased 36% to $6.4 million from $4.7 million for the same period last year.
Operating costs have been under pressure for the past several quarters, largely due to rising labour and material costs. These operating costs divided by a slightly improved gold sales volume resulted in a 35% increase in US dollar cash operating cost per ounce: Q1 2008 - US $725 (CDN $729); Q1 2007 -
US $539 (CDN $631). Oil, ngls and natural gas operating costs were relatively unchanged period over period.

     <<
     Total Cash Costs(1) per Gold Ounce Sold

                                                          March 31   March 31
     Period ended                                             2008       2007
     -------------------------------------------------------------------------
     Cash operating costs (CDN $ millions)               $     6.4  $     4.7
     Divided by ounces sold                                  8,800      7,500
     -------------------------------------------------------------------------
     Total cash costs per ounce (CDN$)                   $     729  $     631
     -------------------------------------------------------------------------

     CDN $ Exchange Rate                                    1.0042     1.1714
     Total cash costs per ounce (US$)                    $     725  $     539

     (1) For an explanation of the use of non-GAAP performance measures refer to page 10.
     >>

     Depreciation, Depletion and Accretion

     During the first quarter of 2008, depreciation, depletion and accretion of the Company's gold assets increased by 44% to $2.6 million from $1.8 million reported for the comparable period in 2007. This result was largely due to the combination of increased reserves and more tonnes mined and milled during the period. Depreciation, depletion and accretion of the Company's oil and natural gas assets was relatively unchanged period over period.

     Other Income (Expense)

     For the quarter ended March 31, 2008, general and administrative costs, interest and other and stock compensation costs were relatively unchanged period over period.

     Income Taxes

     The income tax recovery of $2.2 million was the estimated income tax benefit arising from the issuance of flow-through shares in 2007 and the subsequent renouncement of those expenditures in 2008. A similar benefit of
$1.7 million was recorded in 2007.

     Liquidity & Financial Resources

     At March 31, 2008, the Company had working capital of $6.0 million
(December 31, 2007 - $11.9 million). Included in working capital at March 31,
2008 are the demand loans of $5.5 million (December 31, 2007 - $6.0 million).
As it is a demand loan, the entire amount has been classified as a current liability for accounting purposes.
     The Company's typical cash requirement over the first and second quarters of each year is significant because of the winter road resupply, which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure. To fund the preceding requirements and the continued exploration and dewatering costs expected at the Madsen property, the Company announced plans to proceed with a debenture offering of up to $20 million (subject to regulatory approval) in
March 2008. Subsequent to 2008, the Company believes operating cash flows may not be sufficient to fund the continued exploration at Madsen and ongoing capital improvements at the Seabee properties. The Company intends to divest of non core assets, the proceeds of which will decrease the need for additional capital to be raised through equity issues.

     Investing

     Mineral property expenditures during the first three months of 2008 were
$7.6 million, a $3.1 million decrease from 2007. Year to date, expenditures were comprised of the following: Seabee mine development of $2.1 million (Q1
2007 - $3.0 million); exploration costs, focusing primarily on the Madsen exploration project, of $2.4 million (Q1 2007 - $4.0 million); and property, plant and equipment expenditures of $3.1 million (Q1 2007 - $3.7 million).
Property, plant and equipment charges include mining equipment, camp infrastructure, tailings management facility expansion and Madsen dewatering charges.
     Oil and natural gas capital expenditures of $0.2 million during 2008 were relatively unchanged from the comparable period in 2007.
     The $0.3 million increase in Restricted promissory notes resulted from the accrual of interest income earned.

     Financing

     In March 2008, the Company announced plans to proceed with a debenture offering of up to $20 million - subject to regulatory approval. The debenture will feature a 12%, five year term with monthly interest only payments.
Debenture holders will be entitled to warrants in the amount of 10% of the debenture purchase (100 warrants per $1,000 of debentures). Each warrant will entitle the holder to acquire one common share at the exercise price of $1.60 per common share for a period of five years from the date of closing. The debenture will be secured by a general security agreement covering all the
Company's assets. The security interest will be subordinated to all bank debt.
     Financing activities during the first quarter of 2008 included the issuance of 114,633 common shares pursuant to the Company's Employee Share
Purchase Plan.
     The $0.4 million increase in production royalties and $0.4 million decrease in deferred revenue was a result of the accrual of interest expense and amortization of certain fees relating to the royalty transactions, respectively.
     During the first three months of this year the Company repaid $0.5 million of its demand loans outstanding. The proceeds and repayments on capital lease obligations relate primarily to production equipment.

     CHANGES IN ACCOUNTING POLICIES

     Refer to Note 2 to the consolidated financial statements for information pertaining to accounting changes effective January 1, 2008.

     RECENT ACCOUNTING PRONOUNCEMENTS

     On February 1, 2008 the CICA issued section 3064, Goodwill and Intangible assets. This Section establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.
Concurrent with the introduction of this standard, the CICA withdrew EIC 27,
Revenues and Expenses during the pre-operating period which removes the ability for companies to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The impact of this new standard is being assessed and cannot be determined at this time.

     International Financial Reporting Standards ("IFRS"):

     In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of
Canadian GAAP with IFRS over an expected five year transitional period. In
February 2008 the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

     OUTLOOK

     The Company's 2008 production and cost forecasts remain relatively unchanged for both the Seabee mine and oil and natural gas operations. Gold production from both the Seabee and Santoy properties is targeted to remain between 48,000 and 52,000 ounces, with mine operating costs expected to remain between $30 and $31 million. Capital investment is expected to be at full year
2007 levels, largely as a result of continued investment at the Madsen exploration properties and increases to property, plant and equipment at the
Seabee properties. Oil and natural gas revenues are expected to remain at 2007 levels or decline slightly - a result of normal production declines combined with similar petroleum and natural gas pricing. Operating costs should remain consistent or increase slightly. Oil and natural gas capital expenditures should remain the same as 2007.

     KEY SENSITIVITIES

     Earnings from Claude's gold and oil & natural gas operations are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow are as follows:

     Gold

     For a US $10 price movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.4 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.3 million, or $0.00 per share.

     Oil & Natural Gas

     For a US $5 price movement in oil price per barrel, earnings and cash flow will have a corresponding movement of $0.3 million ($0.00 per share). For a US $1 price movement in natural gas price per MCF, earnings and cash flow will have a corresponding movement of $0.5 million ($0.01 per share). A $0.01 movement in the US$/CDN$ exchange rate does not have a material effect on earnings and cash flow.

     BALANCE SHEET

     The Company's total assets were $210.6 million at March 31, 2008, compared to $199.4 million at year-end 2007. The $11.2 million increase is comprised largely of the following: $9.0 million in inventories and stockpiled ore - largely a result of the winter ice road resupply; $5.1 million in
Mineral Properties largely comprised of development and property, plant and equipment costs at the Seabee mine as well as exploration and mine dewatering costs at the Madsen property; $2.6 million in shrinkage stope platform costs largely attributable to higher costs accrued; and, offsetting these, a $2.6 million decrease in cash and cash equivalents and $2.6 million decrease in interest receivable on restricted promissory notes.
     Total liabilities were $124.3 million at March 31, 2008, compared to
$111.3 million at December 31, 2007. The $13.0 million increase was comprised largely of the following: an increase of $10.7 million in Accounts payable and accrued liabilities, resulting from the timing of the winter ice road resupply; a decrease of $2.5 million in Interest payable on royalty obligations and, a $4.0 million increase in Bank indebtedness.
     Shareholders' equity decreased by $1.7 million to $86.3 million at the end of the first quarter 2008, from $88.1 million at December 31, 2007. This result is largely attributable to the decrease in share capital of $2.1 million, due primarily to the estimated income tax benefit arising from the issuance of flow through shares in 2007 and the subsequent renouncement of those expenditures in 2008.

     OUTSTANDING SHARE DATA

     At April 30, 2008, there were 97,112,030 million common shares outstanding. In addition, there were 3.6 million director, employee and consultant stock options outstanding, with exercise prices ranging from $0.53 to $2.10 per share.

     CONTRACTUAL OBLIGATIONS

     At March 31, 2008, there were no significant changes to the Company's contractual obligations from those reported in the Management's Discussion and
Analysis for the year ended December 31, 2007.

     SELECTED QUARTERLY FINANCIAL DATA

     The following table provides summary financial data for the Company's last eight quarters:

     <<
     Quarterly Information

     Unaudited   Mar 31  Dec 31  Sep 30  Jun 30  Mar 31  Dec 31  Sep 30 Jun 30
     ($ millions)  2008    2007    2007    2007    2007    2006    2006   2006

     Gold sales    8.1    11.0     8.2     5.0     5.7     7.5     7.7     8.9
     Oil and
      natural
      gas sales    2.3     2.4     2.1     2.3     2.2     2.0     2.3     1.9
     Net earnings
      (loss)       0.4    (1.8)   (1.8)   (3.4)      -    (0.4)      -     2.4
     Net earnings
      (loss) per
      share(1)    0.00   (0.02)  (0.02)  (0.04)  (0.00)  (0.01)      -    0.03
     Average
      realized
      gold price
      (US$)        918     790     689     633     653     620     627     621
     Ounces
      sold(2)    8,800  14,200  11,400   7,100   7,500  10,700  11,000  12,700
     Tonnes
      milled(3) 51,100  65,500  65,700  49,400  47,000  66,900  59,400  65,500
     Ounces
      pro-
      duced(3)   8,400  12,200  15,100   9,800   7,300  10,900  11,100  12,900
     Grade
      processed
      (gpt)       5.37    6.08    7.46    6.38    5.13    5.44    6.14    6.52
     Cash cost
      per
      ounce(4)
      (US$/oz)     725     621     566     661     539     468     417     362
     Cash cost
      per
      ounce(4)
      (CDN$/oz)    729     610     591     726     631     533     468     406
     CDN$/US$
      Exchange  1.0042  0.9818  1.0448  1.0984  1.1714  1.1393  1.1212  1.1224

     (1) Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
     (2) Excludes ounces sold from Santoy 7 and Porky Lake bulk sample.
     (3) Includes ounces produced and tonnes milled from Santoy 7 and Porky
         Lake bulk samples.
     (4) For an explanation of non-GAAP performance measures refer to
         "Non-GAAP Performance Measures" on page 10.
     >>

     The financial results for the last eight quarters reflect the following general trends: improving gold sales over the period, notwithstanding Q12008;
improvement in average realized gold prices partially offset by the strengthening Canadian dollar; relatively constant gold production notwithstanding the poor first half of 2007 and Q12008; constant oil and gas sales - a combination of higher realized petroleum prices offset by normal production declines; and increasing cash cost per ounce - a result of increased mine operating costs and lower gold sales volume (primarily during the first half of 2007 and Q12008).

     CRITICAL ACCOUNTING ESTIMATES

     Certain of the Company's accounting policies require that Management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those estimates, please refer to the
Company's Management's Discussion and Analysis for the year ended December 31,
2007, available at www.sedar.com.

     RISKS AND UNCERTAINTIES

     Risks and uncertainties related to economic and industry factors are described in detail in the Company's Annual Information Form and remain substantially unchanged.

     DISCLOSURE CONTROLS AND PROCEDURES

     Disclosure Controls and Procedures and Internal Controls Over Financial
Reporting

     As of March 31, 2008, we evaluated our disclosure controls and procedures as defined in the rules issued by the US Securities and Exchange Commission and the Canadian Securities Administrators. This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the President and Chief Executive Officer and Chief Financial
Officer concluded that the design and operation of these disclosure controls and procedures were effective.
     No significant changes were made in our internal controls over financial reporting during the period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     NON-GAAP PERFORMANCE MEASURES

     The Company reports its operating, depreciation and depletion costs on a per-ounce sold basis, based on uniform standards developed by the Gold
Institute. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow the Gold Institute standards.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This MD&A contains "forward-looking statements" that are based on Claude
Resources Inc.'s expectations, estimates and projections as of the dates the statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as "outlook", "anticipate",
"project", "forecast", "target", "believe", "estimate", "expect", "intent",
"should", "could" and similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to, gold price and foreign currency exchange rate volatility and to uncertainties and costs related to exploration and development activities, production rates, cash and total costs of production, or the ability to obtain necessary permitting or financing.
     A discussion of these and other factors that may affect Claude Resources
Inc.'s actual results, performance, achievements or financial position is contained in the filings by Claude Resources Inc. with the Canadian provincial securities commissions and the United States Securities and Exchange
Commission.
     This list is not exhaustive of the factors that may affect Claude
Resources Inc.'s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements. Claude Resources Inc. does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.

     ADDITIONAL INFORMATION

     Additional information related to the Company, including its annual information form (Form 40F in the US), is available on Canadian
(www.sedar.com) and US (www.sec.gov) securities regulatory authorities.
Certain documents are also available on the Company's website at
www.claudresources.com.

     NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

     Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.
     The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by Management to present fairly the financial position, operating results and cash flows of the Company.
     The Company's independent auditor has not performed a review of these financial statements, in accordance with standards established by the Canadian
Institute of Chartered Accountants. These unaudited financial statements include all adjustments, consisting of normal and recurring items that
Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

     <<
     (signed)                              (signed)
     Neil McMillan                         Rick Johnson, CA
     Chief Executive Officer               Chief Financial Officer

     Date: May 8, 2008

     Consolidated Balance Sheets
     (Canadian Dollars in Thousands - Unaudited)
                                                        March 31   December 31
                                                          2008        2007
     -------------------------------------------------------------------------

     Assets
       Current assets:
         Cash and cash equivalents                     $        -  $    2,628
         Accounts receivable                                3,313       3,404
         Interest receivable on restricted
          promissory notes                                    679       3,294
         Inventories and stockpiled ore                    16,454       7,504
         Shrinkage stope platform costs (Note 3)           13,527      10,872
         Prepaids                                             382         594
     -------------------------------------------------------------------------
                                                           34,355      28,296

       Mineral properties                                  81,993      76,904
       Oil & natural gas properties                         9,115       9,099
       Investments (Note 4)                                   855       1,140
       Restricted promissory notes                         81,938      81,606
       Deposits for reclamation costs                       2,393       2,389
     -------------------------------------------------------------------------

                                                       $  210,649  $  199,434
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity
       Current liabilities:
         Bank indebtedness                             $    3,988  $        -
         Accounts payable and accrued liabilities          16,006       5,331
         Interest payable on royalty obligations              660       3,205
         Demand loans (Note 5)                              5,509       6,015
         Other current liabilities                          2,224       1,887
     -------------------------------------------------------------------------
                                                           28,387      16,438

         Obligations under capital lease                    2,455       1,612
         Royalty obligations                               83,130      82,779
         Deferred revenue                                   7,098       7,291
         Asset retirement obligations                       3,260       3,207
     -------------------------------------------------------------------------
                                                          124,330     111,327
     -------------------------------------------------------------------------

         Shareholders' equity:
           Share capital (Note 6)                          83,484      85,591
           Contributed surplus                              1,467       1,308
           Retained earnings                                1,958       1,513
           Accumulated other comprehensive deficit           (590)       (305)
     -------------------------------------------------------------------------
                                                           86,319      88,107
     -------------------------------------------------------------------------
                                                       $  210,649  $  199,434
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these unaudited consolidated financial statements

     Consolidated Statements of Earnings (Loss)
     (Canadian Dollars in Thousands, except per share amounts - Unaudited)

                                                         Three Months Ended
                                                              March 31
                                                          2008        2007
     -------------------------------------------------------------------------

     Revenues: (Note 9)
       Gold                                            $    8,126  $    5,729
       Oil & natural gas (net of royalties)                   701         626
     -------------------------------------------------------------------------
                                                            8,827       6,355
     Expenses:
       Gold                                                 6,425       4,726
       Oil & natural gas                                      514         499
       Depreciation, depletion and accretion:
         Gold                                               2,556       1,790
         Oil & natural gas                                    203         198
     -------------------------------------------------------------------------
                                                            9,698       7,213
     -------------------------------------------------------------------------
                                                             (871)       (858)

     Other income (expense):
       General and administrative                            (938)       (868)
       Interest and other                                     182         152
       Stock compensation expense                            (168)       (171)
     -------------------------------------------------------------------------
                                                             (924)       (887)
     -------------------------------------------------------------------------

     Earnings (loss) before income taxes                   (1,795)     (1,745)

       Income tax recovery (Note 7)                         2,240       1,705
     -------------------------------------------------------------------------

     Net earnings (loss)                               $      445  $      (40)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Net earnings (loss) per share
       Basic and diluted                               $     0.00  $    (0.00)

     Weighted average number of shares
      outstanding (000's)
       Basic                                               97,063      76,979
     -------------------------------------------------------------------------
       Diluted                                             97,476      76,979

     The accompanying notes form an integral part of these unaudited consolidated financial statements

     Consolidated Statements of Shareholders'  Equity
     (Canadian Dollars in Thousands - Unaudited)

                                                          Three Months Ended
                                                                March 31
                                                             2008       2007
     -------------------------------------------------------------------------
     Share Capital
       Balance, beginning of year                      $   85,591  $   56,036
       Common shares issued                                   (26)        (10)
       Warrants exercised                                       -         431
       Flow-through renunciation                           (2,240)     (1,705)
       Stock Option Plan                                        -         351
       Other                                                  159          94
     -------------------------------------------------------------------------
       Balance, end of year                            $   83,484  $   55,197
     -------------------------------------------------------------------------

     Contributed Surplus
       Balance, beginning of year                      $    1,308  $    1,062
       Stock-based compensation                               168         171
       Options exercised                                        -         (69)
       Other                                                   (9)        (67)
     -------------------------------------------------------------------------
       Balance, end of year                            $    1,467  $    1,097
     -------------------------------------------------------------------------

     Retained Earnings
       Balance, beginning of year                      $    1,513  $    8,480
       Net earnings (loss)                                    445         (40)
     -------------------------------------------------------------------------
       Balance, end of year                            $    1,958  $    8,440

     Accumulated other comprehensive loss
       Balance, beginning of year                      $     (305) $        -
       Transition adjustment                                    -         463
       Net change in gain (loss) on marketable
        securities (Note 4)                                  (285)         91
     -------------------------------------------------------------------------
       Balance, end of year                            $     (590) $      554
     -------------------------------------------------------------------------

       Total retained earnings and accumulated other
        comprehensive loss                             $    1,368  $    8,994
     -------------------------------------------------------------------------

     Shareholders' equity, end of year                 $   86,319  $   65,288
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     The accompanying notes form an integral part of these unaudited consolidated financial statements

     Consolidated Statements of Comprehensive Income (Loss)
     (Canadian Dollars in Thousands - Unaudited)

                                                          Three Months Ended
                                                               March 31
                                                            2008       2007
     -------------------------------------------------------------------------
     Net earnings (loss)                               $      445  $      (40)

     Other comprehensive loss
       Unrealized gain (loss) on marketable
        securities (Note 4)                                  (285)        554
     -------------------------------------------------------------------------

     Total comprehensive income                        $      160  $      514
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these unaudited consolidated financial statements

     Consolidated Statements of Cash Flows
     (Canadian Dollars in Thousands - Unaudited)

                                                          Three Months Ended
                                                               March 31
                                                            2008       2007
     -------------------------------------------------------------------------

     Operations:
       Net earnings (loss)                             $      445  $      (40)
       Non-cash items:
         Depreciation, depletion and accretion              2,759       1,988
         Stock-based compensation                             168         171
         Income tax recovery                               (2,240)     (1,705)

       Net changes in non-cash working capital:
         Receivables                                        2,706        (421)
         Inventories and stockpiled ore                    (8,950)     (6,495)
         Shrinkage stope platform costs                    (2,655)       (891)
         Prepaids                                             212         (69)
         Payables and accrued liabilities                   8,130      10,384
     -------------------------------------------------------------------------
       Cash from (used in) operations                         575       2,922
     -------------------------------------------------------------------------

     Investing:
       Mineral properties                                  (7,603)    (10,740)
       Oil & natural gas properties                          (209)       (208)
       Restricted promissory notes                           (332)          -
       Reclamation deposits                                    (4)       (141)
     -------------------------------------------------------------------------
       Cash used in investing                              (8,148)    (11,089)
     -------------------------------------------------------------------------

     Financing:
       Issue of common shares, net of issue costs             124         728
       Production royalties                                   351           -
       Deferred revenue                                      (352)       (155)
       Bank indebtedness                                    3,988       2,080
       Demand loans:
         Repayment                                           (506)       (492)
       Obligations under capital lease:
         Proceeds                                           1,673         869
         Repayment                                           (333)       (194)
     -------------------------------------------------------------------------
       Cash provided from financial activities              4,945       2,836
     -------------------------------------------------------------------------

     Increase (decrease) in cash                           (2,628)     (5,331)
     Cash, beginning of period                              2,628       5,331
     -------------------------------------------------------------------------
     Cash, end of period                               $        -  $        -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these unaudited consolidated financial statements

     Notes to Consolidated Financial Statements
     For the Three Months Ended March 31, 2008
     (Canadian Dollars in Thousands, except as otherwise noted)
     (Unaudited)

     Note 1 - Basis of Presentation

     These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements.
     The preparation of financial data within these statements is based on, with the exception of capital disclosures, financial instruments, and inventories accounting policies and practices consistent with those used in the preparation of the most recent audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the
     Company's audited consolidated financial statements for the year ended
     December 31, 2007, as they do not contain all disclosures required by
     Canadian GAAP for annual financial statements.

     In the opinion of Management, all adjustments (including
     reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at
     March 31, 2008, and for comparative periods presented, have been made.

     Note 2 - Significant Accounting Policies

     Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered
     Accountants ("CICA"):

     (a) Section 1535, "Capital Disclosures"
     (b) Section 3862, "Financial Instruments - Disclosures" and Section 3863,
         "Financial Instruments - Presentation"
     (c) Section 3031, "Inventories"

     These new standards have been adopted on a prospective basis with no restatement to prior period comparative balances.

     (a) Section 1535, "Capital Disclosures"

     This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

     Our objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.

     The Company considers the items included in the shareholders' equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets, incur debt or return capital to shareholders.
     The Company is not subject to externally imposed capital requirements.

     (b) Section 3862, "Financial Instruments - Disclosures", Section 3863,
         "Financial Instruments - Presentation"

     Section 3862 on financial instrument disclosures, provides guidance on disclosures in the financial statements to enable users of the financial statements to evaluate the significance of financial instruments to the
     Company's financial position and performance and about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Section removes duplicate disclosures and simplifies the disclosures relating to concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

     The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

     The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

     The Company's Audit Committee oversees management's compliance with the
     Company's financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

     The types of risk exposure and the way in which such exposures are managed are as follows:

     Credit Risk - The Company's credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents and reclamation deposits with high-credit quality financial institutions. The
     Company does not have financial assets that are invested in asset backed commercial paper.

     Liquidity Risk - The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company's cash is invested in business accounts with quality financial institutions and which is available on demand for the Company's programs, and is not invested in any asset backed commercial paper.

     Market Risk - The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are discussed further below:

     Foreign exchange risk - The Company's revenues from the production and sale of gold are denominated in US dollars. However, the Company's operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The results of the Company's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company's consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact on the profitability of the Company and may also affect the value of the
     Company's assets and the amount of shareholders' equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

     Interest rate risk - In respect to the Company's financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and reclamation deposits. In respect to financial liabilities, one of the Company's demand loans carries a fixed interest rate whereas the other demand loan carries a floating interest rate.

     Commodity price risk - The value of the Company's mineral resources is related to the price of gold and the outlook for this mineral. Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold. The profitability of the Company's operations is highly correlated to the market price of gold. If the gold price declines for a prolonged period of time below the cost of production of the Company's mine, it may not be economically feasible to continue production.

     The purpose of Section 3863 on financial instruments - presentation is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This Section establishes standards for presentation of financial instruments and non-financial derivatives.

     The Company has various financial instruments comprising of cash and cash equivalents, receivables, a restricted promissory note, reclamation deposits, accounts payable and accrued liabilities and short term debts.

     The carrying amounts and fair values of financial assets and liabilities are as follows:

                                         March 31            December 31
                                           2008                 2007
                                               Estimated            Estimated
                                    Carrying     Fair     Carrying     Fair
                                      Value      Value      Value      Value
     -------------------------------------------------------------------------
     Loans and Receivables
       Accounts receivable(1)          3,313      3,313      3,404      3,404
       Interest receivable on
        restricted promissory note(1)    679        679      3,294      3,294
       Restricted promissory note     81,938     81,938     81,606     81,606
     Available-for-sale financial
      assets
       Investments                       855        855      1,140      1,140
     Held-for-trading
       Cash and cash equivalents(1)        -          -      2,628      2,628
       Reclamation deposits(1)         2,393      2,393      2,389      2,389
     Other financial liabilities
       Bank indebtedness(1)            3,988      3,988          -          -
       Demand Loans(1)                 5,509      5,509      6,015      6,015
       Payables and Accrued
        Liabilities(1)                16,006     16,006      5,331      5,331
       Interest payable on
        royalty obligations(1)           660        660      3,205      3,205

      (1) Due to the nature and/or short maturity of these financial instruments, carrying value approximated fair value

     (c) Section 3031, "Inventories"

     This standard replaces the existing section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with
     International Financial Reporting Standards ("IFRS"). This standard requires that inventories be measured at lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. This adoption of this new standard did not have an impact on the Company's financial statements.

     Note 3 - Shrinkage Stope Platform Costs

     Shrinkage stope platform costs represent ore that is being used to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

     Note 4 - Investments

     Investments are classified as available-for-sale securities and are initially measured at fair value; measurement in subsequent reporting periods is also at fair value. Unrealized gains or losses from such revaluations are included in other comprehensive income. If available-for-sale securities are disposed of, or there is an impairment in value that is other than a temporary decline, these amounts are transferred from other comprehensive income (loss) to net earnings.

     Available-for-sale securities, beginning of year               $   1,140

     Market-to-market loss for the period                                (285)
     -------------------------------------------------------------------------

     Available-for-sale securities, end of period                   $     855
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     By holding these long-term investments, the Company is exposed to various risk factors including market price risk and liquidity risk.

     At March 31, 2008, the Company's available-for-sale securities consists largely of 3.6 million common shares of Wescan Goldfields Inc.

     Note 5 - Demand Loans
                                                      March 31     December 31
                                                        2008           2007
     -------------------------------------------------------------------------
     Demand loan, repayable in monthly payments
      of $96,514 including interest at 5.99%,
      due February 2010                               $   2,092     $   2,348
     Demand loan, repayable in monthly payments
      of $83,333 plus interest at prime plus 1.5%,
      due August 2011                                     3,417         3,667
     -------------------------------------------------------------------------

                                                      $   5,509     $   6,015
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The demand loans are secured by a general security agreement covering all assets of the Company, excluding oil & natural gas assets in Alberta.

     Note 6 - Share Capital

     At March 31, 2008 there were 97,112,030 common shares outstanding.

     a) Issue of shares

     During the period ended March 31, 2008, the Company issued 115,000 common shares pursuant to the Company's Employee

     Share Purchase Plan.

     b) Stock Option Incentive Plan

     The Company has established a share option plan under which options may be granted to directors, officers, key employees and consultants to purchase up to an aggregate of 9% of the issued and outstanding common shares. Options granted have an exercise price of the prior day's closing price of the common shares on the stock exchange on which the shares are traded. The majority of the options granted vest over two years and expire ten years from the date of the grant of the option.

     For options outstanding at March 31, 2008 weighted average exercise prices are as follows:

                                    March 31    Average   December 31  Average
                                       2008      Price        2007      Price
     -------------------------------------------------------------------------
     Beginning of period            3,636,667    $1.27     3,380,000    $1.17
     Options granted                  138,000     1.31       925,000     1.63
     Options exercised                      -        -      (270,000)    0.81
     Options lapsed                  (163,334)    1.60      (398,333)    1.64
     -------------------------------------------------------------------------
     End of period                  3,611,333    $1.26     3,636,667    $1.27
     -------------------------------------------------------------------------

     For options outstanding at March 31, 2008, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

                                                              Weighted
                                                  Average      Average
                                                 Exercise    Remaining
     Option Price Per Share            Number       Price         Life
     ------------------------------------------------------------------
     $0.53-$0.96                      731,000      $ 0.63         4.48  years
     $1.11-$1.47                    1,840,333        1.27         4.29  years
     $1.54-$2.10                    1,040,000        1.68         8.71  years
     ------------------------------------------------------------------
                                    3,611,333      $ 1.26         5.60  years
     ------------------------------------------------------------------
     ------------------------------------------------------------------

     The fair value of stock options issued in the period was estimated using the Black-Scholes option pricing model with assumptions of six year weighted average expected option life, no expected forfeiture rate,
     46.65% volatility and interest rates ranging from 3.07% to 3.69%. For the period ended March 31, 2008, the compensation cost recorded in respect of stock options issued was $168,000 (March 31, 2007 - $171,000).

     Note 7 - Income taxes

     The Company finances a portion of its exploration activities through the issue of flow-through shares. The Company estimates the tax cost of expenditures renounced to subscribers on the date the deductions are renounced. Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced by the Company to the subscribers. Because the Company has unrecorded loss carryforwards and tax pools in excess of book value, future income tax liabilities are reduced with a corresponding credit to income tax recovery of $2.2 million (2006 - $1.7 million).

     Note 8 - Comparative Figures

     Certain prior period balances have been reclassified to conform to the current year's financial statement presentation.

     Note 9 - Segmented Information

     The Company has two reportable industry segments: (1) gold mining and (2)
     oil, natural gas liquids and natural gas production. These segments are differentiated by differences in end products. All assets within the
     Company's reportable segments are located in Canada. The Company's producing gold mine, the Seabee mine, is located in northern
     Saskatchewan. Mineral exploration properties are located in Saskatchewan,
     Manitoba and Ontario. The Company's oil & natural gas assets are located in Alberta and Saskatchewan.

                                      Three Months Ended March 31, 2008
     -------------------------------------------------------------------------
                                              Oil &
                                            Natural
                                  Gold          Gas   All Others        Total
     -------------------------------------------------------------------------
      Revenue                $   8,126    $   2,292    $       -    $  10,418
      Crown royalties                -         (453)           -         (453)
      Overriding royalties           -       (1,138)           -       (1,138)
     -------------------------------------------------------------------------
      Net Revenue                8,126          701            -        8,827
      Operating expense          6,425          514            -        6,939
      Depreciation,
       depletion and
       accretion                 2,556          203            -        2,759
      Non-segmented income           -            -       (1,316)      (1,316)
     -------------------------------------------------------------------------
      Net earnings (loss)    $    (855)   $     (16)   $   1,316   $      445
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                       Three Months Ended March 31, 2007
     -------------------------------------------------------------------------
                                              Oil &
                                            Natural
                                  Gold          Gas   All Others        Total
     -------------------------------------------------------------------------
      Revenue                $   5,729    $   2,171    $       -    $   7,900
      Crown Royalties                -         (503)           -         (503)
      Alberta Royalty Tax
       Credit                        -            5            -            5
      Overriding royalties           -       (1,047)           -       (1,047)
     -------------------------------------------------------------------------
      Net Revenue                5,729          626            -        6,355
      Operating expense          4,726          499            -        5,225
      Depreciation, depletion
       and accretion             1,790          198            -        1,988
      Non-segmented income           -            -         (818)        (818)
     -------------------------------------------------------------------------
      Net earnings (loss)    $    (787)   $     (71)   $     818    $     (40)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     >>
     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President & CEO, Claude
Resources Inc., Phone: (306) 668-7505, or Rick Johnson, CA, CFO, Claude
Resources Inc., Phone: (306) 668-7505 or Dwight Percy, Vice President
Corporate Development, Claude Resources Inc., Phone: (306) 668-7501; Email:
clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 21:24e 08-MAY-08